

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Leo Li
Chief Financial Officer
Burning Rock Biotech Limited
No.5 Xingdao Ring Road North, International Bio Island
Guangzhou, Guangdong
People's Republic of China

   Re: Burning Rock Biotech Limited
     Form 20-F for the fiscal year ended December 31, 2021
     Filed April 29, 2022
     File No. 001-39316

Dear Mr. Li:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences